EXHIBIT 99.2

September 12, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report-Tel-Aviv District Court approves the withdrawal of a claim and motion to certify the claim as a class action filed against the Company’s subsidiary, Pelephone
Communications Ltd.

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Further to the immediate report of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) dated June 18, 2012, on September 11, 2012, the Company announced that the Tel-Aviv District Court approved the withdrawal of the claim and motion to certify the claim as a class action, for an aggregate amount of NIS 455 million, which was filed against its subsidiary, Pelephone Communications Ltd. (“Pelephone”) in June 2012 and which contended that Pelephone sent text messages with  advertisements without obtaining the plaintiffs’ (who were Pelephone’s customers) prior consent.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.